$1,250,000,000	FILED PURSUANT TO RULE 433

4.650% SENIOR NOTES DUE 2045	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / A- / A (Stable / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Trade Date:	July 23, 2015
Settlement Date:	July 30, 2015 (T+5 days)
Maturity:	July 30, 2045
Par Amount:	$1,250,000,000
Semi-Annual Coupon:	4.650% per annum
Re-offer Spread to Benchmark:	T30 + 167 basis points
Re-offer Yield:	4.659% per annum
Public Offering Price:	99.855%
Net Proceeds to Citigroup:	$1,237, 250,000 (before expenses)
Interest Payment Dates:	The 30th of each January and July, beginning January 30, 2016. Following business day convention.
Day Count:	30/360
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

Barclays Capital Inc.

CIBC World Markets Corp.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

$1,250,000,000	FILED PURSUANT TO RULE 433

4.650% SENIOR NOTES DUE 2045	FILE NO. 333-192302

Junior Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

Cabrera Capital Markets, LLC

C.L. King & Associates, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Imperial Capital, LLC

Multi-Bank Securities, Inc.

National Bank of Canada Financial Inc.

Nykredit Bank A/S

PNC Capital Markets LLC

RB International Markets (USA) LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

Telsey Advisory Group LLC

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

CUSIP:	172967JU6
ISIN:	US172967JU60

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.